

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-mail
Jeffrey Staszak
President and Chief Executive Officer
Volterra Semiconductor Corporation
47467 Fremont Blvd.
Fremont, California 94538

> **Re:** **Volterra Semiconductor Corporation**
> **Schedule 14D-9**
> **Filed August 30, 2013**
> **File No. 005-80375**

Dear Mr. Staszak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise whether you believe that Exchange Act Rule 14f-1 is applicable to Maxim's designation of persons to the Volterra board of directors, and, if so, how Volterra intends to comply. We note Section 1.3(b) of the Merger Agreement.

Item 4. The Solicitation or Recommendation, page 12

Reasons for Recommendation, page 19

2.   We note the disclosure on page 19 that the "Board considered numerous factors…." Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, require that reasons, as distinguished from factors, be disclosed. Please revise.

3.   We note the disclosure on page 20 concerning the board's assessment that Volterra was unlikely in the near future to increase stockholder value as a standalone company above the offer price, given the risks and uncertainties in the company's business. Please clarify and expand the disclosure in that bullet point, including by providing quantitative disclosure to the extent practicable. Explain in greater detail the original decision to put the company up for sale.

Certain Financial Projections, page 22

4.   We note disclosure on page 23 that the inclusion of the financial projections should not be regarded as an indication that Volterra, or anyone who received the projections, then considered, or now considers, the projections to be material information about Volterra. Please advise how these parties could have considered these projections as anything other than material, given that they presumably form the basis of a key financial analysis performed by the financial advisor.

Opinion of Volterra's Financial Advisor, page 25

Analysis at Various Prices, page 28

5.   In the table on page 28 showing Goldman's calculations of the ratio of implied enterprise value to revenues, the ratio of implied enterprise value to EBITDA, and the ratio of price to earnings, please revise to clarify which calculations assume a price of $14.80 and which calculations assume a price of $23.00.

Item 8. Additional Information, page 32

Vote Required to Approve the Merger, page 33

6.   Please revise the disclosure to state more clearly that if Purchaser acquires enough shares in the tender offer to complete the merger under either Section 251(h) or Section 253 of the DGCL, as presently contemplated, the merger will take place without a vote or any further action by stockholders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        David Oh, Volterra Semiconductor Corporation
        Gordon K. Ho, Cooley LLP
        Sett Gottlieb, Cooley LLP